Filed Pursuant to Rule 424(b)(7)

Registration No. 333-220922

Prospectus Supplement

8,798,391 Shares

Patterson-UTI Energy, Inc.

Common Stock

This prospectus supplement updates, amends and supplements the selling stockholders table and related footnotes contained in the prospectus dated October 12, 2017 (the “Prospectus”), which Prospectus forms a part of the Registration Statement on Form S-3 (File No. 333-220922) of Patterson-UTI Energy, Inc. (the “Company,” “we,” “us” or “our”), covering the resale of up to 8,798,391 shares of our common stock, par value $0.01 per share, by the selling stockholders.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

You should read this prospectus supplement together with the Prospectus. Please read “Risk Factors” beginning on page 5 of the base prospectus and in the documents incorporated by reference therein before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 27, 2017.

The selling stockholders table and related footnotes in the section entitled “Selling Stockholders” in the Prospectus is hereby amended and supplemented by the following information:

SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of the selling stockholders that are offering shares of our common stock pursuant to this prospectus supplement and the Prospectus.

The selling stockholders identified below may currently hold or acquire at any time common stock in addition to the shares registered hereby. MS Incentive Plan Holdco, LLC acquired the shares offered under the Prospectus pursuant to a securities purchase agreement with us dated September 4, 2017. Subsequent to the date of the Prospectus, the other selling stockholders named herein have received shares of common stock offered hereunder from MS Incentive Plan Holdco, LLC in a distribution of such shares pursuant to the organizational documents and incentive plan documents of MS Incentive Plan Holdco, LLC. An aggregate of 1,256,913 shares have been deposited into escrow with Continental Stock Transfer & Trust Company under the terms of an escrow agreement in connection with possible indemnification claims post-closing. We refer to these shares as the “Escrow Shares.” On October 11, 2017, we entered into an agreement containing registration rights with the selling stockholders pursuant to which we were obligated to prepare and file a registration statement to permit the resale of certain shares of common stock held by the selling stockholders from time to time as permitted by Rule 415 promulgated under the Securities Act. We have registered the resale of the shares of common stock described in the Prospectus pursuant to that agreement. In addition, the selling stockholders identified below may sell, transfer or otherwise dispose of some or all of their shares of common stock in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon completion or termination of this offering.

Information concerning the selling stockholders may change from time to time, including by addition of additional selling stockholders, and, if necessary, we will amend or supplement this prospectus accordingly. Allen Rea Neel currently serves as President of Multi-Shot, LLC d/b/a MS Energy Services, a wholly-owned subsidiary of the Company (“MS Energy”), and has held such position since October 11, 2017. Paul Eugene Culbreth currently serves as Senior Vice President of Operations of MS Energy, and has held such position since October 11, 2017. Ronald Earl Whitter currently serves as Senior Vice President of Finance of MS Energy, and has held such position since October 11, 2017. Jesse Thompson Shaw currently serves as Vice President of Operations of MS Energy, and has held such position since October 11, 2017. John Daniel Lassiter currently serves as District Manager of MS Energy, and has held such position since October 11, 2017. Travis Cade Culbreth currently serves as District Manager of MS Energy, and has held such position since October 11, 2017. Except with respect to the foregoing, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than its ownership of common stock.

We have prepared the table, the paragraph immediately following this paragraph, and the related notes based on information supplied to us by the selling stockholders on or prior to October 19, 2017. We have not sought to verify such information. Additionally, some or all of the selling stockholders may have sold or transferred some or all of the shares of common stock listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling stockholders may change over time.

The selling stockholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling stockholder is party (each also a selling stockholder for purposes of this prospectus supplement and the Prospectus), may sell up to all of the shares of common stock shown in the table below under the heading “Number of Shares Being Offered” pursuant to this prospectus supplement and the Prospectus in one or more transactions from time to time as described below under “Plan of Distribution” in the Prospectus. However, the selling stockholders are not obligated to sell any of the shares of common stock offered by this prospectus supplement and the Prospectus.

	Ownership of Common Stock Before Offering		Number of Shares Being Offered	Ownership of Common Stock After Offering
Selling Stockholder	Number	Percentage(1)		Number	Percentage(1)
MULSH Holding Corporation(2)	4,036,102	1.81%	4,036,102	—	—
NGP MS Holdings, LLC(3)	2,313,997	1.04%	2,313,997	—	—
MS Incentive Plan Holdco, LLC(4)(5)	1,503,669	*	1,503,669	—	—
Allen Rea Neel	275,726	*	275,726	—	—
Paul Eugene Culbreth	271,028	*	271,028	—	—
Ronald Earl Whitter	177,682	*	177,682	—	—
Jesse Thompson Shaw	36,893	*	36,893	—	—
John Daniel Lassiter	14,349	*	14,349	—	—
Travis Cade Culbreth	14,349	*	14,349	—	—

*	Less than 1%.
(1)	Based upon an aggregate of 222,444,917 shares outstanding as of October 26, 2017.
(2)	MULSH Holding Corporation is managed by a board of directors consisting solely of Mark Urso. Accordingly, Mark Urso may be deemed to indirectly beneficially own the shares held by MULSH Holdings Corporation. Such person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(3)	NGP X US Holdings, L.P. is the managing member of NGP MS Holdings, LLC. As a result, NGP X US Holdings, L.P. may be deemed to indirectly beneficially own the shares held by NGP MS Holdings, LLC. NGP X US Holdings, L.P. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. Each of NGP X Holdings GP, L.L.C. (the sole general partner of NGP X US Holdings, L.P.), NGP Natural Resources X, L.P. (the sole member of NGP X Holdings GP, L.L.C.), G.F.W. Energy X, L.P. (the sole general partner of NGP Natural Resources X, L.P.), GFW X, L.L.C. (the sole general partner of G.F.W. Energy X, L.P.) and ECMC GP, LLC (the managing member of GFW X, L.L.C.) may also be deemed to share voting and dispositive power over the reported shares and therefore be deemed to be the beneficial owner of these shares, but each disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. The managing members of ECMC GP, LLC are Tony Weber, Chris Carter, Craig Glick, Christopher Ray and Jill Lampert. Although none of these individuals has voting or dispositive power over these shares, such individuals may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Each of Messrs. Weber, Carter, Glick and Ray and Ms. Lampert disclaims beneficial ownership of these shares except to the extent of his or her respective pecuniary interest therein.
(4)	MS Incentive Plan Holdco, LLC is managed by its managing members, NGP MS Holdings, LLC and MULSH Holding Corporation. NGP X US Holdings, L.P. is the managing member of NGP MS Holdings, LLC. As a result, NGP X US Holdings, L.P. may be deemed to indirectly beneficially own the shares held by MS Incentive Plan Holdco, LLC. NGP X US Holdings, L.P. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. Each of NGP X Holdings GP, L.L.C. (the sole general partner of NGP X US Holdings, L.P.), NGP Natural Resources X, L.P. (the sole member of NGP X Holdings GP, L.L.C.), G.F.W. Energy X, L.P. (the sole general partner of NGP Natural Resources X, L.P.), GFW X, L.L.C. (the sole general partner of G.F.W. Energy X, L.P.) and ECMC GP, LLC (the managing member of GFW X, L.L.C.) may also be deemed to share voting and dispositive power over the reported shares and therefore be deemed to be the beneficial owner of these shares, but each disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. The managing members of ECMC GP, LLC are Tony Weber, Chris Carter, Craig Glick, Christopher Ray and Jill Lampert. Although none of these individuals has voting or dispositive power over these shares, such individuals may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Each of Messrs. Weber, Carter, Glick and Ray and Ms. Lampert disclaims beneficial ownership of these shares except to the extent of his or her respective pecuniary interest therein. MULSH Holding Corporation is managed by a board of directors consisting of Mark Urso. Accordingly, such person may be deemed to indirectly beneficially own the shares held by MS Incentive Plan Holdco, LLC. Such person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(5)	The number of shares owned and offered includes 1,256,913 Escrow Shares.

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